May 5, 2015

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:    Starbucks Corporation
Form 10-K for the Fiscal Year Ended September 28, 2014
Filed November 14, 2014
File No. 000-20322

Dear Mr. Shenk:

Starbucks Corporation ("Starbucks" or the "Company") has received your letter dated April 24, 2015 with respect to the review by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") of the Company’s Form 10-K for the fiscal year ended September 28, 2014. Starbucks understands the importance of providing full and transparent disclosures in its 1934 Act filings and appreciates this feedback from the Staff so it can continue to improve its filings. For your convenience, the comment in your April 24, 2015 letter is repeated herein and the Company’s response is set forth immediately below such comment.

Form 10-K: For the Fiscal Year Ended September 28, 2014

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Stored Value Cards, page 56

1.
Please explain to us and disclose as appropriate your accounting for stored value cards, gift cards sold by your stores along with loyalty points which are redeemed at licensed stores, assuming their redemptions would not trigger your revenues. Also, tell us if stored value cards and/or gift cards are sold by licensed stores and other third parties, and if so, explain to us and disclose as appropriate your accounting for such transactions.

RESPONSE:

Stored Value Cards
We advise the Staff that stored value cards can be loaded in a number of ways, including i) at our company-operated and most licensed store locations, ii) online or via mobile devices held by our customers, and iii) at certain other third party locations, such as grocery stores. When an amount is loaded onto a stored value card at any of these locations, we receive consideration and recognize a corresponding stored value card liability for the full amount loaded onto the card, which is recorded in deferred revenue on our consolidated balance sheets. For amounts loaded onto stored value cards at third party locations, we pay a commission to the third party gift card broker. The commission is expensed as incurred and is recognized in operating expenses on our consolidated statements of earnings. Commissions to third party gift card brokers recognized in fiscal 2014 were approximately $47 million.

Stored value cards can be redeemed at company-operated and most licensed stores, as well as online. When a stored value card is redeemed at a company-operated store or online, we recognize revenue by reducing the stored value card liability. When a stored value card is redeemed at a licensed store location, we reduce the corresponding stored value card liability and cash, which is reimbursed to the licensee. We confirm that redemptions at a licensed store location do not result in the recognition of revenue by the Company. Rather, the licensee recognizes the revenue for the related customer transaction. We continue to

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 5, 2015

recognize royalty revenue from licensed stores based on a percentage of their gross sales, regardless of the type of payment tender, such as cash, credit or through redemption of stored value cards.

As described in our referenced financial statements on Form 10-K, we recognize breakage income associated with unredeemed stored value cards. There is no directly applicable authoritative U.S. GAAP guidance on the recognition of breakage income. Accordingly, we looked to an SEC Staff speech provided by Pamela Schlosser at the 2005 AICPA Conference on Current SEC and PCAOB Developments, which indicated acceptance of the following methodologies for recognition of breakage income:

•	liability model (similar to liability derecognition guidance provided in ASC 405-20-40-1) - recognize when the right expires;

•	remote model - recognize when it becomes remote that the holder of the rights will demand performance; and

•	proportional model - recognize expected breakage in revenue in proportion to the customer redemption pattern.

We recognize breakage when the likelihood of redemption, based on historical experience, is deemed to be remote (i.e., the remote model). There are no expiration dates on our stored value cards, and we do not charge any service fees that cause a decrement to customer balances. While we will continue to honor all stored value cards presented for payment, management may determine the likelihood of redemption to be remote for certain cards due to long periods of inactivity. In these circumstances, if management also determines there is no requirement for remitting balances to government agencies under unclaimed property laws, card balances may then be recognized as breakage income.

We understand there are also different ways companies classify breakage in the income statement and have observed classification within net revenues, other income, or selling, general & administrative expenses ("SG&A"). We record all stored value card breakage within net interest income and other on our consolidated statements of earnings. In fiscal 2014, 2013, and 2012, we recognized breakage income of $38.3 million, $33.0 million, and $65.8 million, respectively.

Loyalty Program

Starbucks has a loyalty program called My Starbucks Rewards® ("MSR"). Customers in the U.S., Canada, and certain other countries who register their Starbucks Card (stored value card) are automatically enrolled in that program. They earn loyalty points ("Stars") with each purchase at participating Starbucks®, Teavana®, Evolution Fresh™ and La Boulange® stores, as well as on certain packaged coffee products purchased in select Starbucks® stores, at StarbucksStore.com, and through Consumer Packaged Goods ("CPG") channels. After accumulating a certain number of Stars, the customer earns a reward that can be redeemed for free product that, regardless of where the related Stars were earned within that country, will be honored at all company-operated stores and certain participating licensed store locations in that same country.

Existing U.S. GAAP does not specifically address revenue recognition for customer loyalty programs. The Emerging Issues Task Force of the FASB attempted to address this issue but did not reach a consensus. We are currently aware of two predominant methods of accounting for rewards program benefits which are:

•
multiple-element revenue model - The arrangement is accounted for as a multiple-element arrangement by application of ASC 605-25. Thus, a portion of the revenue from the initial transaction(s) is generally deferred until redemption.

•	incremental-cost model - The reward provided under the loyalty program is treated as a cost and accrued for at the time of the initial transaction.

We defer revenue associated with the estimated selling price of Stars earned by our program members towards free product as each Star is earned (i.e., the multiple-element revenue model), and a corresponding liability is established within deferred revenue on our consolidated balance sheets. The estimated selling price of each Star earned is based on the estimated value of the product for which the reward is expected to be redeemed, net of Stars we do not expect to be redeemed, based on historical redemption patterns. Fully earned rewards generally expire if unredeemed after approximately 30 days. Stars generally expire if inactive for a period of one year. The liability related to our loyalty program was $21 million and $15 million at September 28, 2014 and September 29, 2013, respectively.

When a customer redeems an earned reward at a company-operated store, we recognize revenue for the redeemed product and reduce the related loyalty program liability. Currently, while Stars can be earned at all licensed stores, only certain participating licensed stores allow customers to redeem earned rewards (approximately 3% of our global licensed store base as of the end of

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 5, 2015

fiscal 2014). When a customer redeems an earned reward at a participating licensed store, we release the previously accrued reward liability, which was initially reflected as deferrals of our revenue when the related Stars were earned. Since the licensee has provided the product to the customer, we have no further obligation. We released less than $10 million of previously accrued rewards to revenue as a result of redemptions through participating licensed stores during fiscal 2014. We will continue to periodically update the estimated selling price of each Star based on historical redemption patterns, as previously noted above, and also based on expected redemptions at participating licensed stores, should they become material.

To enhance transparency, we will change the description of the deferred revenue caption on our consolidated balance sheets to "stored value card liability" in our next 10-Q filing. Additionally, we will expand our summary of significant accounting policies in our future filings, beginning with our Form 10-K for the fiscal year ended September 27, 2015, to include additional disclosures similar to the following:

Stored Value Cards

Stored value cards, primarily Starbucks Cards, can be loaded at our company-operated and most licensed store locations, online at StarbucksStore.com or via mobile devices held by our customers, and at certain other third party locations, such as grocery stores. When an amount is loaded onto a stored value card at any of these locations, we recognize a corresponding liability for the full amount loaded onto the card, which is recorded in stored value card liability on our consolidated balance sheets.

Stored value cards can be redeemed at company-operated and most licensed stores, as well as online. When a stored value card is redeemed at a company-operated store or online, we recognize revenue by reducing the stored value card liability. When a stored value card is redeemed at a licensed store location, we reduce the corresponding stored value card liability and cash, which is reimbursed to the licensee.

There are no expiration dates on our stored value cards, and we do not charge service fees that cause a decrement to customer balances. While we will continue to honor all stored value cards presented for payment, management may determine the likelihood of redemption, based on historical experience, is deemed to be remote for certain cards due to long periods of inactivity. In these circumstances, if management also determines there is no requirement for remitting balances to government agencies under unclaimed property laws, unredeemed card balances may then be recognized as breakage income, which is included in net interest income and other on our consolidated statements of earnings. In fiscal 2015, 2014, and 2013, we recognized breakage income of $XX.X million, $38.3 million, and $33.0 million, respectively.

Loyalty Program

Starbucks has a loyalty program called My Starbucks Rewards® ("MSR"). Customers in the U.S., Canada, and certain other countries who register their Starbucks Card are automatically enrolled in that program. They earn loyalty points ("Stars") with each purchase at participating Starbucks®, Teavana®, Evolution Fresh™ and La Boulange® stores, as well as on certain packaged coffee products purchased in select Starbucks® stores, online, and through CPG channels. After accumulating a certain number of Stars, the customer earns a reward that can be redeemed for free product that, regardless of where the related Stars were earned within that country, will be honored at all company-operated stores and certain participating licensed store locations in that same country.

We defer revenue associated with the estimated selling price of Stars earned by our program members towards free product as each Star is earned, and a corresponding liability is established within deferred revenue on our consolidated balance sheets. The estimated selling price of each Star earned is based on the estimated value of the product for which the reward is expected to be redeemed, net of Stars we do not expect to be redeemed, based on historical redemption patterns. Fully earned rewards generally expire if unredeemed after approximately 30 days. Stars generally expire if inactive for a period of one year.

When a customer redeems an earned reward, we recognize revenue for the redeemed product and reduce the related loyalty program liability.

In connection with the Company's response to the comment in your April 24, 2015 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 5, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response provided herein and look forward to hearing from you shortly if you have any additional comments based upon such response. Please contact either Jill Walker, vice president and controller (by telephone at 206-318-7267 or by facsimile at 206-318-2288), or the undersigned (by telephone at 206-318-6181 or by facsimile at 206-906-5594).

Very truly yours,

/s/ Scott Maw
Scott Maw
executive vice president, chief financial officer

cc:	Mr. Derek Standifer - Deloitte & Touche LLP, Seattle
Ms. Lucy Lee Helm, executive vice president, general counsel and secretary